Macquarie Capital (USA) Inc.

Statement of Financial Condition
As of March 31, 2021



Macquarie Capital (USA) Inc.
Index
March 31, 2021



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Macquarie Capital (USA) Inc.

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Macquarie Capital (USA) Inc. (the "Company") as of March 31, 2021, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of March 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

May 27, 2021

We have served as the Company's auditor since at least 1999. We have not determined the specific year we began serving as auditor of the Company.

Macquarie Capital (USA) Inc.
Statement of Financial Condition
As of March 31, 2021

	Note		
Assets			
Cash		$	3,338,293
Cash segregated under federal regulations	3		9,000,001
Receivable from broker-dealers and clearing organizations	4		81,848,459
Receivable from customers	5		34,841,127
Receivable from non-customers			164,155
Securities borrowed			11,164,646
Securities owned, at fair value	6		140,270,462
Fees receivable, net			10,823,592
Receivable from parent and affiliates			31,429,306
Deferred tax assets			3,482,532
Other assets			2,866,608
Total assets		$	329,229,181
Liabilities and Stockholder's Equity			
Liabilities			
Payable to broker-dealers and clearing organizations	4	$	12,892,150
Payable to customers	5		23,434,378
Payable to affiliates			2,296,658
Accrued expenses and other liabilities			6,461,931
Total liabilities			45,085,117
Commitments and contingent liabilities	12		
Stockholder's Equity			
Common stock, $0.01 par value; authorized - 1,000,000 shares; issued and outstanding - 156,386 shares			1,564
Additional paid-in capital			701,509,309
Accumulated deficit			(417,366,809)
Total stockholder's equity			284,144,064
Total liabilities and stockholder's equity		$	329,229,181

The accompanying notes are an integral part of the Statement of Financial Condition.

Note 1.   Organization

Macquarie Capital (USA) Inc. (the "Company") is a Delaware Corporation wholly owned by Macquarie Holdings (USA) Inc. (the "Parent"), which is an indirect wholly owned subsidiary of Macquarie Group Limited ("MGL"), a public non-operating holding company located in Sydney, Australia.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), and is a member of the Securities Investor Protection Corporation ("SIPC").

The Company acts as a broker of Australian, Asian, European, and U.S. equity and fixed income securities, global depository receipts, and credit products. These transactions are executed primarily with and on behalf of domestic financial institutions, including investment companies and investment advisors as well as MGL's affiliates. The Company self clears on behalf of institutional clients and its affiliates in U.S. markets. Through its affiliate, Macquarie Bank Limited ("MBL"), the Company also borrows stock to cover short positions and loans inventory for financing and collateral purposes. Additionally, the Company provides arrangement and advisory services on mergers and acquisitions, underwriting transactions, and project finance transactions with MGL and its affiliates as well as independent third parties.

The Company's headquarters and principal operations are located in New York, New York.

Note 2.   Summary of Significant Accounting Policies

i)   Basis of Accounting and the Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ii)   Coronavirus (COVID-19) impact

The Novel Coronavirus (COVID-19) continues to have an impact on global economies and financial markets. It has also led to material structural shifts in the behavior of the economy and unprecedented actions by financial markets, governments, and regulators. The Company's understanding of the impact of COVID-19 continues to evolve and has been incorporated into the determination of its results of operations and measurement of its assets and liabilities at the reporting date.

iii)   Cash

Cash consists of un-invested cash balances used in the daily operations of the business that are primarily maintained with one major bank.

Macquarie Capital (USA) Inc.
Notes to the Statement of Financial Condition (continued)
As of March 31, 2021

Note 2.   Summary of Significant Accounting Policies (continued)

iv)   Securities Borrowing and Lending

The Company conducts securities borrowing and lending activities with MBL in order to fund securities owned assets and to source securities for delivery to counterparties for securities sold, not yet purchased liabilities. Under these transactions, the Company receives or posts collateral in connection with securities loaned or borrowed transactions. These transactions are collateralized by cash or securities. Under this agreement, the Company is permitted to sell or re-pledge the securities received. Securities borrowed or loaned are recorded based on the amount of cash collateral advanced or received. There were no non-cash collateral transactions outstanding as of March 31, 2021. The Company monitors the market value of securities borrowed and loaned and delivers or obtains additional collateral as appropriate. As of March 31, 2021, there was no allowance provision required for the cash collateral advanced. Refer to Note 2 (ix) for additional information on current expected credit losses.

v)   Fees Receivable, net

Fees receivable consist of investment banking and advisory service fees as well as underwriting fees. Fees receivable are measured at amortized cost and are not eligible for the collateral maintenance practical expedient. For financial assets measured at amortized cost that are not eligible for the collateral maintenance practical expedient, the Company estimates expected credit losses over the life of the financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. Fees receivable are presented net of current expected credit losses of $60,158 as of March 31, 2021.

vi)   Translation of Foreign Currencies

The Company's financial statement is presented in United States dollars. Assets and liabilities denominated in foreign currencies are translated at fiscal year-end rates of exchange.

vii)   Share Based Compensation

The Company participates in the share-based compensation plan of MGL, which include awards granted to employees under share acquisition plans, including those delivered through the Macquarie Employee Retained Equity Plan ("MEREP"). The Company accounts for these plans in accordance with the Stock Compensation topic ("Topic 718") of the Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC"). The MGL consolidated group recognizes an expense and a corresponding increase in equity in the case of equity settled awards granted to employees. The awards are measured at the grant dates based on their fair value and using the number of equity instruments expected to vest. The increase to equity is recognized within Additional paid-in capital within the Statement of Financial Condition.

Note 2. Summary of Significant Accounting Policies (continued)

viii) **Income Taxes**

The Company is a member of the Macquarie Holdings USA Inc. ("MHUSA") tax consolidated group ("consolidated group") for U.S. federal income tax purposes and a member of various unitary and combined filing groups for state and local income tax purposes. Where the consolidated group does not file a unitary or combined state and local income tax return, the Company must file on a standalone basis if it is deemed to have a presence in that state. The amount of current and deferred taxes payable or receivable is recognized as of the date of the Statement of Financial Condition utilizing currently enacted tax laws and rates.

Deferred income taxes are recorded for the effects of temporary differences between the reported assets and liabilities in the Statement of Financial Condition and the tax basis of those assets and liabilities that will result in taxable or deductible amounts in the future based on tax laws and rates applicable to the periods in which the differences are expected to reverse.

The Company follows accounting principles related to ASC 740-10, accounting for uncertainty in income taxes. In this regard, the Company is required to determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation process, based on the technical merits of the position. The tax expense (benefit) to be recognized is measured as the largest amount of expense (benefit) that is more likely than not to be realized upon ultimate settlement, which could result in the Company recording a tax liability.

ix) **Recently Adopted Accounting Standard**

In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-13, "Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments". This ASU amends several aspects of the measurement of credit losses on certain financial instruments, including replacing the existing incurred credit loss model and other models with the Current Expected Credit Losses (CECL) model. The main objective of this guidance is to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. The Company adopted Topic 326 on April 1, 2020 under the modified retrospective approach and did not have a material impact on the financial condition. Upon adoption, the Company recorded $142,085 within accumulated deficit associated with the recognition of credit losses.

The Company measures the CECL based on changes in the financial asset's underlying credit risk and includes forward looking or macroeconomic information (FLI). The calculation requires judgement and the choice of inputs, estimates and assumptions. Outcomes within the next financial period that are different from management's assumptions and estimates could result in changes to the timing and amount of credit losses to be recognized. Once determined uncollectible, aged balances are written off. The allowances for credit losses are presented in the statement of financial condition as a deduction to the gross carrying amount of the related asset.

The majority of the financial assets recognized at amortized cost have a short duration, receivable on demand or collateralized with cash or securities, and as a result, the Company considers the credit risk to be minimal.

Macquarie Capital (USA) Inc.
Notes to the Statement of Financial Condition (continued)
As of March 31, 2021

Note 3. Cash Segregated Under Federal Regulations

Cash has been segregated in a special reserve bank account for the exclusive benefit of customers in accordance with Rule 15c3-3 of the Securities Exchange Act of 1934 (the "SEC Act"). As at March 31, 2021, cash of $9,000,001 has been segregated.

Note 4. Receivable from and Payable to Broker-Dealers and Clearing Organizations

The Company's receivables from broker-dealers and clearing organizations include amounts receivable from unsettled trades, amounts receivable for securities failed to deliver and cash deposits. The Company's trades and contracts are cleared through a clearing organization and settled on a periodic basis, and because of this periodic settlement the amount of unsettled credit exposure is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties. Refer to Note 2 (ix) for additional information on current expected credit losses on the receivables.

Amounts receivable from and payable to broker-dealers and clearing organizations as at March 31, 2021, consist of the following:

	Receivable	Payable
Securities failed to deliver/receive	$ 3,482,424	$ 7,913,145
Receivable from/payable to clearing organizations	78,366,035	4,979,005
	$ 81,848,459	$ 12,892,150

Note 5. Receivable from and Payable to Customers

Receivable from and payable to customers includes dollar amounts with U.S. clients for transactions that were not settled prior to or at settlement date. In addition, the Company's affiliates effect transactions in securities with or for U.S. investors through the Company. These affiliates are exempt from registration requirements under SEC Rule 15a-6. In order for affiliates to maintain their exemption, the Company, among other things, is responsible for receiving, delivering, and safeguarding funds and securities in connection with the transactions on behalf of U.S. investors in compliance with Rule 15c3-3 of the SEC Act. As such, the Company records receivables from and payables to customers for transactions past settlement date that were introduced to these affiliates. Refer to Note 2 (ix) for additional information on current expected credit losses on the receivables.

Note 6. Fair Value of Financial Instruments

The Company is required to report the fair value of financial instruments, as defined. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are not adjusted for transaction costs. The recognition of "block discounts" for large holdings of unrestricted financial instruments where quoted prices are readily and regularly available in an active market is prohibited. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Macquarie Capital (USA) Inc.
Notes to the Statement of Financial Condition (continued)
As of March 31, 2021

Note 6. Fair Value of Financial Instruments (continued)

Level 3 Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following table summarizes financial instruments at fair value, within the fair value hierarchy levels, as of March 31, 2021:

	Level 1	Level 2	Level 3	Total
Assets				
Securities owned, at fair value				
Money market funds	$ 140,002,928	$ -	$ -	$ 140,002,928
Equity securities	-	267,534	-	267,534
Total assets	$ 140,002,928	$ 267,534	$ -	$ 140,270,462

The following table summarizes financial assets and liabilities that are recorded at their carrying amounts which approximate their fair value, within the fair value hierarchy levels, as of March 31, 2021. Non-financial assets and liabilities, including tax credits and provision related payables, are excluded from the below:

	Carrying value	Level 1	Level 2	Level 3	Total estimated fair value
Assets					
Cash	$ 3,338,293	$ 3,338,293	$ -	$ -	$ 3,338,293
Cash segregated under federal regulations	9,000,001	9,000,001	-	-	9,000,001
Receivable from broker-dealers and clearing organizations	81,848,459	-	81,848,459	-	81,848,459
Receivable from customers	34,841,127	-	34,841,127	-	34,841,127
Receivable from non-customers	164,155	-	164,155	-	164,155
Securities borrowed	11,164,646	-	11,164,646	-	11,164,646
Fees receivable, net	10,657,848	-	10,657,848	-	10,657,848
Receivable from parent and affiliates	31,429,306	-	31,429,306	-	31,429,306
Other assets	1,270,716	-	1,270,716	-	1,270,716
Total assets	$ 183,714,551	$ 12,338,294	$ 171,376,257	$ -	$ 183,714,551
Liabilities					
Payable to broker-dealers and clearing organizations	$ 12,892,150	$ -	$ 12,892,150	$ -	$ 12,892,150
Payable to customers	23,434,378	-	23,434,378	-	23,434,378
Payable to affiliates	2,296,658	-	2,296,658	-	2,296,658
Accrued expenses and other liabilities	4,366,476	-	4,366,476	-	4,366,476
Total liabilities	$ 42,989,662	$ -	$ 42,989,662	$ -	$ 42,989,662

Macquarie Capital (USA) Inc.
Notes to the Statement of Financial Condition (continued)
As of March 31, 2021

Note 7. Offsetting Assets and Liabilities

The following table presents information about the offsetting of assets and liabilities on the Statement of Financial Condition as of March 31, 2021:

	Gross amounts	Amounts offset in Statement of Financial Condition	Net amounts presented in the Statement of Financial Condition	Collateral received	Net exposure
Assets					
Securities borrowed	$ 11,164,646	$ -	$ 11,164,646	$ (10,212,160)	$ 952,486

Note 8. Deferred Profit Share

The Company's compensation arrangement includes provisions for the retention and deferral of payment of a portion of an employee's bonus above certain amounts. For Non-Executive Directors of the Company, the deferred amount is paid to the employee 1/3rd in the second, third, and fourth years following the year of grant, subject to the employee's continued service to the Company.

For Executive Directors of the Company, the deferred amount vests 1/3rd in the third, fourth and fifth year following the year of grant except for Designated Executive Directors/Executive Committee members for whom it vest 1/5th from third to seventh year following the year of grant, subject to the employee's continued service to the Company. Such deferred amount is invested by MGL in Macquarie Funds and may be invested in MGL shares. The notional income of the portfolio is paid as additional compensation each year at the discretion of MGL's Executive Committee.

Note 9. Employee Benefit Plans

The Company participates in the Parent's 401(k) plan. Contributions to the 401(k) plan are matched by the Company, up to specific limits. The Company matches 100% of the first 3% plus 50% of the next 2% of the employee's pre-tax contributions with a maximum contribution of 4% up to the matching limit of $11,600 (based on the maximum IRS compensation limit of $290,000). A vesting schedule applies to all matched contributions based on the number of years of service with the Company. Substantially all employees are eligible to participate in the plan.

Note 10.   Employee Share Based Compensation
Macquarie Group Employee Retained Equity Plan

The Macquarie Group Employee Retained Equity Plan ("MEREP") is a flexible plan structure that offers different types of equity grants. Participation in the MEREP is currently provided to Associate Directors and above. The plan includes a decrease in the portion of the staff profit share paid in cash, an increase in the portion delivered as equity and an increase in the proportion of deferred remuneration. In most cases, the equity grants are in the form of restricted share units ("RSU"), deferred share units ("DSU") and performance share units ("PSU"). A RSU is a beneficial interest in an MGL ordinary share held on behalf of a MEREP participant by the plan trustee (Trustee). The participant is entitled to receive dividends on the share and direct the trustee how to exercise voting rights in the share. The participant also has the right to request the release of the share from the MEREP Trust, subject to the vesting and forfeiture provisions of the MEREP. A DSU represents a right to receive on exercise of the DSU either an MGL share held in the Trust or a newly issued MGL share (as determined by MGL in its absolute discretion) for no cash payment, subject to the vesting and forfeiture provisions of the MEREP. A MEREP participant holding a DSU has no right or interest in any share until the DSU is exercised. MGL may issue shares to the Trustee or direct the Trustee to acquire shares on-market, or via a share acquisition arrangement for potential future allocations to holders of DSUs. All PSUs currently on issue are structured as DSUs with performance hurdles related to MGL's performance that must be met before the underlying share or cash equivalent (as the case may be) will be delivered. PSU holders have no right to dividend equivalent payments before the PSUs vest.

Note 10.   Employee Share Based Compensation (continued)

The MEREP awards will vest over periods from three to five years for most Executive Directors, three to seven years for Designated Executive Directors (members of the Operations Review Committee and other Executive Directors with significant management or risk responsibility) and two to four years for other staff, including staff promoted to a Director level. PSU awards will vest after four years for members of the Executive Committee. Upon vesting, the shares issued will be fully paid ordinary Macquarie Group Limited shares (symbol: MQG, listed on the Australian Securities Exchange).

For retained profit share awards representing 2020 retention, the allocation price was the weighted average price of the share acquired for the 2020 purchase period from May 25, 2020 up to and including the date of the allocation, which was June 5, 2020. That price was calculated to be AUD 112.15 (USD $85.24) per share. Share based compensation is measured based on fair value, determined by the grant-date fair value price.

PSUs will only be released or become exercisable upon the achievement of certain performance hurdles related to MGL's performance. Only employees who are members of the MGL and MBL Executive Committees are eligible to receive PSUs. For the PSUs allocated to Executive Committee Members, two performance hurdles have been determined and each will apply individually to 50% of the total number of PSUs awarded.

The following is a summary of awards which have been granted pursuant to the MEREP:

Number of RSU Awards

Non-vested shares at April 1, 2020	1,359,623
Vested shares during the year	(517,473)
Transfers to related body corporate entities	2,515
Shares granted during the year	544,448
Shares forfeited during the year	(43,218)
Non-vested shares at March 31, 2021	1,345,895

The weighted average fair value of the RSU awards granted during the financial year was AUD 124.49 (USD $94.62) per share.

Number of DSU Awards

Non-vested shares at April 1, 2020	12,809
Vested shares during the year	(4,269)
Shares granted during the year	39,693
Shares forfeited during the year	(14,223)
Non-vested shares at March 31, 2021	34,010

The weighted average fair value of the DSU awards granted during the financial year was AUD 124.40 (USD $94.55) per share.

Number of PSU Awards

Shares granted during the year	22,994
Non-vested shares at March 31, 2021	22,994

The weighted average fair value of the PSU awards granted during the financial year was AUD 105.09 (USD $79.87) per share.

Note 11. Related Party Transactions

The Company has transactions with the Parent and its affiliates that arise from both the daily operations of the Company and specific transactions, including the performance of administrative services, allocation of expenses, and the execution of securities transactions.

Assets and receivables from the Parent and affiliated companies as of March 31, 2021 are comprised of the following:

Receivable from broker-dealers and clearing organizations	$ 1,402,165
Receivable from customers	34,841,127
Receivable from non-customers	164,155
Securities borrowed	11,164,646
Receivable from parent and affiliates	31,429,306
	$ 79,001,399

Liabilities and payables to the Parent and affiliated companies as of March 31, 2021 are comprised of the following:

Payable to broker-dealers and clearing organizations	$ 7,913,145
Payable to customers	1,402,165
Payable to affiliates	2,296,658
	$ 11,611,968

Note 12. Risk, Commitments, and Contingencies

The Company acts as agent to execute and clear all of its transactions in non-US securities through its non-US affiliated broker-dealers that are licensed in their local jurisdictions. Pursuant to the terms of the agreements between the Company and its clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its obligations. As the right to charge the Company has no maximum amount and is applied to all trades executed through the clearing brokers, the Company believes there is no maximum amount assignable to this right. As the liability is not estimable at March 31, 2021, the Company did not record a liability with regard to this obligation. The Company has the ability to pursue collection from or performance of the counterparty. The Company's policy is to monitor the credit standing of the clearing brokers and all counterparties with which it conducts business.

The Company is a member of a U.S. clearinghouse and as a member may be required to pay a proportionate share of the financial obligations of another member should that member default on its obligations. The Company's potential obligation is not quantifiable and may exceed the value of cash and securities held at the clearinghouse. As the likelihood of this is remote, no liability has been recorded on the Statement of Financial Condition.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties, which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote and has not recorded an associated liability as of March 31, 2021.

The Company may be exposed to credit risk regarding its cash and receivables, which are primarily receivable from financial institutions, including investment managers, banks and broker-dealers. Refer to Note 2 (ix) for additional information on current expected credit losses on the receivables.

Note 13.   Legal and Regulatory Matters

The Company is routinely involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of the Company's businesses. Certain of the actual or threatened legal actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. The Company has established accruals for certain of its currently outstanding legal proceedings. In accordance with the provisions of U.S. GAAP for contingencies, the Company accrues for a litigation-related liability when a loss contingency is probable as of the balance sheet date and the amount of the loss can be reasonably estimated. The Company evaluates its outstanding legal proceedings periodically to assess the adequacy of its litigation accruals based on management's best estimate after consultation with counsel. Such accruals are adjusted from time to time as appropriate based on current developments.

In view of the inherent difficulty of predicting the outcome of legal proceedings, the Company cannot state what will be the eventual outcomes of the currently pending matters, the timing of their ultimate resolution or the eventual losses, fines, penalties or consequences related to those matters. The Company considers the accrued amount the best estimate based on the information available at this time. While the Company believes this estimate to be reasonable and probable, the final outcome may vary significantly from this estimate.

The Company records accruals based on management's estimate, taking into consideration current information and legal advice. Although it is reasonably possible that an incremental amount may arise which is higher than an accrual, an estimate of such incremental loss cannot be made.

Note 14.   Regulatory Requirements

As a broker-dealer, the Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the SEC Act that requires the maintenance of minimum net capital in accordance with a formula set forth therein.

The Company calculates net capital under the alternative method permitted by Rule 15c3-1 which requires the Company to maintain net capital, as defined, of the greater of 2% of aggregate debit balances arising from customer transactions pursuant to Rule 15c3-3 under the SEC Act, or $250,000. At March 31, 2021, the Company had net capital of $225,538,307 which was $224,781,917 in excess of the required minimum net capital.

The Company is also subject to Rule 15c3-3 under the SEC Act, which requires the Company to maintain cash or qualified securities in a segregated reserve account for the exclusive benefit of customers. In accordance with Rule 15c3-3, the Company had cash and securities segregated for the exclusive benefit of customers of $9,000,001 at March 31, 2021.

During the period ended March 31, 2021, the Company did not have assets in the proprietary accounts of its introducing brokers ("PAB"). As such, no cash or securities were required to be held in the reserve bank account at March 31, 2021 for this purpose under Rule 15c3-3.

Note 15.   Income Taxes

The Company is a member of the Parent's tax consolidated group ("consolidated group") for U.S. federal income tax purposes and a member of several unitary and combined groups for state and local income tax purposes. Federal and state income taxes as well as benefits for federal and state net operating losses are allocated based on a formal tax sharing agreement between the Company and the Parent. All balances are settled with the Parent.

The consolidated federal and combined state and local tax returns are subject to audits by relevant taxing authorities.

Note 15.   Income Taxes (continued)

There are also various state and city tax examinations underway. New York State is examining the combined group for tax years ended March 31, 2008 to March 31, 2015. New York City is examining the combined group for tax years ended March 31, 2011 to March 31, 2015. Pennsylvania is examining the MHUSA separate company return and Illinois is examining the combined group for tax years ended March 31, 2015 and March 31, 2016. San Francisco is examining the combined group for the 2016 and 2017 calendar year returns.

On March 27, 2020, the 'Coronavirus Aid, Relief, and Economic Security Act' was enacted and includes changes to US Federal Tax rules, especially as they relate to carry-back of tax losses and other tax administrative matters. Based on preliminary guidance from the Internal Revenue Service, the Company has included $2,282,694 tax benefit on the carry-back of Net Operating Losses to the fifth preceding tax year, a year in which the Federal tax rate was 35%. This benefit is included in the Receivable from affiliates on the Statement of Financial Condition.

Deferred taxes result from temporary differences between tax laws and financial accounting standards. Temporary differences primarily include goodwill, intangible amortization expenses and intercompany prepaid services expenses that are not currently realizable for tax purposes. These result in a net deferred tax asset of $3,482,532 which is included on the Statement of Financial Condition.

The Company uses the separate company method of tax allocation as modified for benefits-for-loss. This approach modifies the "separate return method", a method that allocates current and deferred taxes to members of the group by applying Accounting Standards Codification ("ASC") Topic 740, Income Taxes, to each member as if it were a separate taxpayer, so that net operating losses (or other current or deferred tax attributes) are characterized as realized (or realizable) by the subsidiary when those tax attributes are realized (or realizable) by the consolidated group even if the subsidiary would not otherwise have realized the attributes on a stand-alone basis.

Valuation allowance
The Company assesses its ability to realize deferred tax assets primarily based on the future earnings potential and the reversal of taxable temporary differences when recognizing deferred assets. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company has determined that it is more likely than not that they will realize their deferred tax assets. Therefore, the Company does not have a valuation allowance.

Accounting for Uncertainty in Income Taxes
The Company accounts for uncertain tax positions by prescribing a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities for the year ended March 31, 2021.

The Company did not record any liability relating to potential exposure for tax, interest and penalties related to uncertain tax positions for the year ended March 31, 2021.

Note 16.   Subsequent Events
The Company has evaluated subsequent events through May 27, 2021, the date this financial statement was available to be issued. The Company did not have any significant subsequent events to report.